Exhibit 99.1

New Gold Provides Development and Exploration Update
on New Afton and Blackwater Projects in British Columbia

(All figures are in US dollars unless otherwise indicated)

April 17, 2012 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) today provides a development and exploration update for its two exciting British Columbia growth projects, New Afton and Blackwater. The company’s New Afton project remains on schedule with milling starting in June 2012 and commercial production expected in August of this year. At Blackwater, exploration activity continues to accelerate with the completion of 112 holes totaling 44,334 metres in the first three months of the year. Today, New Gold is reporting assays for an additional 38 holes totaling 15,104 metres received since its March 7, 2012 resource and exploration update. In March, after the signing of exploration agreements with the two local First Nations, New Gold received a Multi-Year Area Based (“MYAB”) exploration permit enabling the company to expand its drill grid in the Blackwater area. There are currently 10 drills active at site. Four to six additional drills will be added in May which will further increase the drilling rate at Blackwater.

New Afton 2012 Development Highlights – Through March 31, 2012

•	Nine drawbells completed in first three months of 2012 bringing total number of drawbells to 17

o	Meeting targeted monthly drawbell development rate

o	On track for 26 drawbells by the end of June to support a 6,600 tonne per day initial mining rate

•	Currently mining at a rate of ~4,200 tonnes per day, or 38% of the nameplate 11,000 tonne per day capacity

•	Ore stockpiled on surface totaled 565,000 tonnes at March 31, 2012

o	Average grade of 0.97 grams per tonne gold and 1.04% copper

•	Underground crusher and conveyors to surface fully commissioned and operating at design capacity

•	Buried piping 100% complete with water and gas lines in service

•	All major processing equipment installed with piping and cabling more than 80% complete

•	Dry commissioning of mill services in progress

As New Afton is now less than two months from starting production, the company is pleased to report that the final stages of development are coming together as planned. The underground block caving operation is active and progressing as expected with continued drawbell development, mining rate build-up and growth of the surface ore stockpile all meeting or exceeding expectations. The final stages of completion of the mill building are also on track, with the first ore scheduled to be put through the mill circuit in June as originally planned.

“This is a very exciting time  for us as New Afton, which is such an important part of the history of New Gold, is about to begin production to further propel our company forward,” stated Robert Gallagher, President and Chief Executive Officer. “We are proud of what the teams have accomplished at New Afton thus far and we remain focused on executing a rapid transition from development to operations.”

After its June production start, New Afton is forecast to produce 35,000 to 45,000 ounces of gold and 30 to 35 million pounds of copper at total cash cost(1), net of by-product credits, of ($1,200) to ($1,300) per ounce in 2012. On a co-product basis, total cash costs(1) in 2012 are expected to be $630 to $650 per ounce of gold and $1.35 to $1.45 per pound of copper, respectively. Both the by-product and co-product costs at New Afton are expected to come down meaningfully in 2013 and beyond as the mine hits its full capacity.

New Afton’s production range includes gold and copper produced between mill start-up and achievement of commercial production. The revenue from this pre-commercial production will be offset against capital costs. New Afton gold and copper sales for 2012 from the point of commercial production forward are expected to be 20,000 to 30,000 ounces and 20 to 25 million pounds, respectively.

Over its currently estimated 12 year mine life, New Afton is expected to produce an average of 85,000 ounces of gold and 75 million pounds of copper annually at total co-product cash costs(1) of approximately $525 per ounce of gold and $1.15 per pound of copper, or a total cash cost(1), net of by-product credits, of approximately ($1,750) per ounce.

Once production starts at New Afton, New Gold’s exploration team will further drill the C-zone block of mineralization that lies below and to the side of the New Afton reserve blocks. New Gold has budgeted $5 million for exploration at New Afton in the second half of 2012.

Blackwater Exploration Update

Blackwater 2012 Drill Program Highlights
Northern Half of Blackwater Deposit					Southern Half of Blackwater Deposit
Hole ID	From (metres)	To (metres)	Interval (metres)	Weighted Average Gold Grade (g/t)	Hole ID	From (metres)	To (metres)	Interval (metres)	Weighted Average Gold Grade (g/t)
BW-331	188	345	157	1.36	BW-344	105 179	179 194	74 15	1.74 47.49
BW-334	261	371	110	1.00
BW-337	219	332	113	1.02	BW-353	68	257	189	1.06
BW-343	150	210	60	1.06	BW-354	232	271	39	1.05
BW-352	325	478	153	1.63	BW-366	176	248	72	1.02

The highlights shown confirm strong continuity of mineralization across the Blackwater deposit and extension of mineralization in other areas. Holes BW-331, BW-334, BW-337, BW-343 and BW-352, located in the northern portion of the deposit, continue to demonstrate that the Blackwater resource remains open, particularly to the north beyond the limits of the current delineation drill grid. Additional step-out drilling farther north is planned. At the same time, holes BW-344, BW-353, BW-354 and BW-366 further increase the confidence in continuity of gold grades in the central and southeastern portions of the resource where open pit mining could commence. In particular, hole BW-344 has yielded a 47.49 g/t gold intercept over a 15 meter down-hole thickness, representing one of the highest grade intercepts encountered at Blackwater to date.

“Today’s results provide further confirmation of the robust potential of the Blackwater deposit,” stated Mark Petersen, Vice President Exploration. “We are excited to see such strong and persistent mineralization as we continue to explore for the outer limits of the deposit while also working to upgrade the mineral resource classification. Our plans to expand our drilling activities across the greater Blackwater area as well as at Capoose only add to our enthusiasm.”

For the latest drill hole location map and complete summary of the drill hole assays received thus far in 2012, please refer to the company’s website at http://www.newgold.com/Properties/Projects/Blackwater/default.aspx.

In addition to ongoing exploration drilling, New Gold continues to progress its environmental baseline studies and geotechnical drilling. The company looks forward to providing additional updates on the progress at Blackwater over the coming months and the completion of a Preliminary Economic Assessment on the project in the third quarter of 2012.

Quality Assurance/Quality Control, Mineral Resource Estimation Parameters and Qualified Persons

New Gold maintains a Quality Assurance/Quality Control (“QA/QC”) program at the Blackwater Project using industry best practices that are consistent with the QA/QC protocols in use at all of its exploration and development projects. Key elements of New Gold’s QA/QC program include controlled chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is halved and shipped in sealed bags to ALS Global, Vancouver, British Columbia, where it is analyzed for gold and silver along with a suite of other elements. Gold analyses are performed via fire assay/AA finish methods and silver analyses are performed via Induction Coupled Plasmaspectrometry (“ICP”). Silver ICP analyses are not known with the same precision as gold fire assay analyses so the reader is cautioned regarding the relative precision of silver grades when compared to gold grades reported in the current mineral resource estimate.

ALS Global is an independent ISO accredited and registered analytical services provider.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. New Gold’s most immediate development project, New Afton, is scheduled to begin production in mid-2012 and together with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia, the company is forecasting between 405,000 and 445,000 ounces of gold production in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and 100% of the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this press release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would",  “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of various transactions will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION

The scientific and technical information in this press release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

(1) TOTAL CASH COST

“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash cost presented does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

For further information please contact:
Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com